

March 15, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Rakesh Malhotra
Chief Financial Officer
Yukon Gold Corporation, Inc.
139 Grand River St. N,. PO Box 510
Paris, Ontario N3L 3T6 Canada

      **Re:    Yukon Gold Corporation, Inc**
            **Form 10-K for the Fiscal Year Ended April 30, 2009**
            **Filed September 14, 2009**
            **Response Letter Dated March 3, 2010**
            **File No. 000-51068**

Dear Mr. Malhotra:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Mark C. Shannon
      Branch Chief